Mail Stop 3561

April 23, 2009

Richard W. Dreiling, Chief Executive Officer
Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072

>   **Re: Dollar General Corporation**
>   **Form 10-K for the Fiscal Year Ended February 1, 2008**
>   **Filed March 28, 2008**
>   **File No. 1-11421**

Dear Mr. Dreiling:

We have completed our review of your Form 10-K and related filings, and we have no further comments at this time.

>   Sincerely,

>   H. Christopher Owings
>   Assistant Director